

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 4, 2013

By E-Mail
Michael R. Neidell, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

> **Re: Cracker Barrel Old Country Store, Inc.**
> **Revised Preliminary Proxy Statement filed by Biglari Capital Corp. et al.**
> **Filed on October 2, 2013**
> **Soliciting Material filed on September 17, 2013**
> **File No. 1-25225**

Dear Mr. Neidell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Revised Preliminary Proxy Statement

General

1. We note your response to comment three in our letter dated September 26, 2013; however, the website does not appear to be operational. Please advise.

Reasons for 2 Board Seats Out of 9, page 9

2. We note your response to comment 16 in our letter dated September 26, 2013. We note the following disclosure: "We are confident that…a similar accommodation by Cracker Barrel's lender of the magnitude we have proposed could be created…." Please revise to

balance the disclosure by clarifying that Cracker Barrel may or may not be able to obtain the lender's waiver.

Stock Ownership of Certain Beneficial Owners and Management, page III-1

3. We note your response to comment 10. Please revise to indicate by footnote the amount of shares that are pledged, if any, by Biglari Capital, Steak N Shake, and Mr. Sandar Biglari, who are each filing persons on the Schedule 13D/A filed on September 17, 2013. Please also revise the beneficial ownership table to identify the control persons for The Lion Fund and revise the table to disclose the shares owned by Steak N Shake and identify the control person.

Soliciting Material filed on September 17, 2013

4. We note your response to comment 12 in our letter dated September 26, 2013; however, we reissue the comment if you intend to use the statement in future soliciting materials. Please revise to acknowledge that there may have been other factors that contributed to the stock appreciation, or omit the use of the term "undeniable."

5. We note your response to comment 17 in our letter September 26, 2013; however, we reissue the comment if you intend to use the statements in future soliciting materials. Please provide us supplementally with support for the statements, or delete the statements.

6. We note your response to comment 18 in our letter dated September 26, 2013; however, we reissue the comment if you intend to use the statement in future soliciting materials. Under note (a) to Rule 14a-9, predictions as to specific future market values are an example of statements that may be false and misleading.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions